I, James H Gray P.Eng., do hereby certify that:

1.

I am a Principal of Moose Mountain Technical Services My office address is 1584 Ever green Hill SW Calgary Alberta T2Y 3A9.

2.

I have read the definition of a “qualified person” and fulfill the requirements of a Qualified Person as specified in National Instrument 43-101 of the Canadian Securities Administrators.

I have received a Bachelor of Applied Science from the University of British Columbia, Vancouver, 1975 in Mining Engineering

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (11919).

I am a member in good standing of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (M47177).

3.

I am a member of the Canadian Institute of Mining and Metallurgy.

4.

I have been practicing as a Professional Engineer for over 25 years with relevant experience for the Technical Report including:

1975 to 1978 Underground stope mining, Mine Supervision, and Mine Engineering positions in operations in Canada and Australia

1978 to 1989, mine site engineering, operations and management positions, costing, evaluating new mineral projects and development properties.

1989 to present, mine engineering consultant work on assessment and feasibility studies of numerous coal, base metal, industrial mineral, and precious metal deposits in Canada, United States, Mexico, Chile, Argentina, Peru, Turkey, Iran, and Australia.

5.

I am responsible for the compilation of the work of the other Qualified Persons, and the other experts listed to produce this Technical Report titled “New Polaris Project - Preliminary Assessment” dated Oct 4th 2007.

6.

 I have not visited the property

7.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

8.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

9.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 4th day of October 2007.

___(Signed)________________________

J.H. Gray PEng

I, Robert J. Morris, M.Sc., P.Geo., do hereby certify that:

1.

I am a Principal of Moose Mountain Technical Services, 6243 Kubinec Road, Fernie BC V0B 1M1.

2.

I graduated with a B.Sc. from the University of British Columbia in 1973.

3.

I graduated with a M.Sc. from Queen’s University in 1978.

4.

I am a member of the Association of Professional Engineers and Geoscientists of B.C. (#18301).

5.

I have worked as a geologist for a total of thirty-three years since my graduation from university.

6.

My past experience with gold exploration and mining includes work in the Bralorne area, China, Argentina, and Northern Saskatchewan.

7.

I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” as defined in National Policy 43-101.5.

8.

I am responsible for the geology and resource review and verification and preparation of the technical reports titled “Resource Potential, New Polaris Project”, dated 5 March 2007 and “New Polaris Project, Preliminary Assessment” dated October 4th, 2007.

9.

I completed a site visit of the New Polaris Property during the period 22-24 August 2006.  My prior involvement with the project includes a site visit 21 August 1988, and work on the geology, resource estimate, and exploration program during 1988 and 1989, while with Beacon Hill Consultants.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

12.

I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Date this 4th day of October 2007,

____(Signed)______________

Signature of Qualified Person

Robert J. Morris, M.Sc., P.Geo.

Print Name of Qualified Person

G.H. Giroux

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1.

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2.

I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3.

I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits including several narrow vein mesothermal deposits.

4.

I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6.

The report titled Resource Potential New Polaris Project and dated March 5, 2007 (“Technical Report”) is based on a study of the available data and literature for the New Polaris (formerly the Polaris-Taku) Deposit. I am responsible for the resource estimation section of this report.  The work was completed in Vancouver during September 2006 to February 2007.  I have not visited the property.

7.

This report titled “New Polaris Project – Preliminary Assessment” dated October 4th, 2007 is based on the same resource model referenced in 6. above.

8.

I have previously completed resource estimations on this property in 1991 and 1995.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 4th day of October, 2007

GIROUX CONSULTANTS LTD.

Per:

G. H. Giroux, P.Eng., MASc.

(Signed)